

Mail stop 4561

September 30, 2015

Ronald F. Clarke
Chief Executive Officer
Technologies, Inc.
5445 Triangle Parkway
Suite 400
Norcross, Georgia 30092-2575

     Re: Fleetcor Technologies, Inc.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed March 2, 2014
             File No. 001-35004

Dear Mr Clarke:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Stephen Krikorian

             Stephen Krikorian
             Accounting Branch Chief
             Office of Information Technologies
             and Services